EXHIBIT 21

SUBSIDIARIES OF THE COMPANY (1)

Name	Jurisdiction of Incorporation

Kulicke and Soffa Pte , Limited	Singapore

Orthodyne Electronics Corporation	Delaware

Kulicke and Soffa Global Holdings Corporation	Labuan, Malaysia

Kulicke and Soffa Die Bonding GmbH	Switzerland

Kulicke & Soffa (Asia) Limited	Hong Kong

Kulicke and Soffa (Japan) Ltd.	Japan

Micro-Swiss Limited	Israel

Kulicke and Soffa (Israel) Ltd.	Israel

Kulicke and Soffa (Suzhou) Limited	China

(1)	Certain subsidiaries are omitted; however, such subsidiaries, even if combined into one subsidiary, would not constitute a “significant subsidiary” within the meaning of Regulation S-X.